April 26, 2005


U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 0306
Attention:  Ms. Kate Tillan, Assistant Chief Accountant

Re:     Vasomedical, Inc.
        Response to comment letter dated April 12, 2005
        Form 10-K for the year ended May 31, 2004 Filed August 17, 2004 Form 10-Q for the quarter ended November 30, 2004

        File No. 0-18105

Dear Ms. Tillan,

     Vasomedical, Inc. ("Vasomedical" or the "Company") has received your correspondence dated April 12, 2005 and is responding to your comments herein. As you have requested, we have keyed our responses to your comments and, if applicable, have provided supplemental information. We understand that you may have additional comments upon your review of our responses.

     1. In future filings, including filings on Form 10-Q, please revise the language used in your disclosure concerning changes in your internal control over financial reporting to include whether there was any change to your internal control over financial reporting that occurred during the quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of regulation S-K.

          Response: Please be advised supplementally that we intend to comply with these comments in our Form 10-K for the year ending May 31, 2005 and have already included this disclosure to our Form 10-Q for the nine months ended February 28, 2005.

     2. We note that you derive income from more than one of the subcaptions described under Rule 5-03.1 of Regulation S-X. Please note that you should separately state both revenues and related costs for each revenue class which is more than 10 percent of total revenues. See rule 5-03(b) of Regulation S-X. Please revise in future filings.

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 2


          Response: Please be advised supplementally that we intend to comply with these comments in our Form 10-K for the year ending May 31, 2005 and have already provided such additional disclosure in our Form 10-Q for the nine months ended February 28, 2005.

     3. Please note that SFAS 5 addresses warranty obligations that are incurred in connection with the sale of product, that is, obligations that are not separately priced or sold but are included in the sale of product. FTB 90-1 addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of the product and the sale of the contract as separate transactions regardless of the seller's pricing and marketing strategy. We note that you defer a portion of your product sales revenue from warranty obligations. Please tell us why and cite the accounting literature upon which you relied. Discuss why your accounting does not comply with SFAS 5.

          Response:  Please be advised  supplementally  that we have adopted the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables," which requires that revenue arrangements with multiple deliverables be divided into separate units of accounting based on their relative fair values, with different provisions if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue criteria should be considered separately for each separate unit of accounting. We determined that the sale of our external counterpulsation (EECP) systems include a combination of three elements: the equipment sale, provision of in-service and training services and a service arrangement (usually one year), which we have described in previous filings as a warranty contract. The services we provide under the service agreement are equal to the services provided under our post sale extended service agreements. The service arrangement consists of and includes the following during the service period:


               --   Service by factory trained service representatives;
               --   material  and labor  costs for an EECP unit to be  serviced, whether it be for hardware or software;
               --   unlimited emergency and remedial service visits;
               --   one preventative maintenance visit;
               --   software upgrades, if necessary;
               --   technical telephone support;
               --   and "preferred service" response times.

               As such we recognize the associated revenues, based upon the identifiable fair value of each. We recognize revenue on equipment sales, assuming all other criteria have been met, when delivery and acceptance occurs based on delivery and acceptance documentation received from independent shipping companies or

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 3

               customers. We recognize the revenue on training services when the services are provided. We record revenue on service arrangements ratably over the service period. In future filings, we will clarify our footnotes to describe the service arrangement as opposed to a warranty contract.

               Our EECP systems contain a software component, which is "embedded firmware" which we consider a control program unique to Vasomedical, Inc.'s EECP systems. We believe that this software element is an incidental part of each system. The software element within the product is not sold or marketed separately to customers, and the software cannot operate independently of each system. Furthermore, the software development effort does not require a significant cost to us relative to the overall development cost of the product. As such, the software we provide is secondary to each system as a whole and our customers do not purchase our product for the software element that is included and therefore the software revenue guidance provided in Statement Of Position 97-2, "Software Revenue Recognition," is not applicable to our revenues.

               The Company has been separately recording revenue for the sale of equipment and warranty for international sales as of September 1, 2003 under EITF 00- 21. The revenue and expense related to international sales have been minimal to date. Revenue from the sale of EECP systems to international distributors for the nine-month period ended February 28, 2005 was approximately $608,000, or 5% of total revenues for the same nine-month period. If the Company recorded a warranty reserve instead of separating the revenue deliverables the net effect of the impact from the sale of EECP systems to international distributors on cost of sales would have been increased for the nine-month period ended February 28, 2005 by approximately $5,000, or less than 1% of total cost of sales and revenues would also have been increased by approximately $24,500, or less than 1% of total revenues for the same period. Revenue from the sale of EECP systems to international distributors for the nine-month period beginning September 1, 2003 and ending May 31, 2004 was approximately $740,000, or 4% of total revenues for the same period. If the Company recorded a warranty reserve instead of separating the revenue deliverables the net effect of the impact from the sale of EECP systems to international distributors on cost of sales would have been increased for the nine-month period beginning September 1, 2003 and ending May 31, 2004 by approximately $8,000, or less than 1% of total cost of sales and revenues would also have been increased by approximately $21,000, or less than 1% of total revenues for the same period. Going forward the Company will follow SFAS 5 for international sales and a warranty reserve will be recorded since we do not offer service arrangements at time of sale, we only offer product warranties covering parts.

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 4

               FASB Technical Bulletin 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts" addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of the product and the sale of the contract as separate transactions regardless of the seller's pricing and marketing strategy. As disclosed in our filings, we have deferred revenue related to future commitments under separately priced extended service agreements on the EECP systems and recognize the revenue ratably over the service period, generally from one year to four years. Deferred revenues related to extended service agreements are invoiced to customers prior to our performance of extended services. Costs, associated with the provision of service and maintenance, are recognized in cost of sales as incurred. As such, we believe that our accounting is in accordance with EITF 00-21 and FTB 90-1.

               As discussed in paragraph 8 of FTB 90-1, warranties are explicitly included within the scope of SFAS 5, "Accounting for Contingencies". However, as noted in FTB 90-1 and your comment, SFAS 5 addresses warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. As such, we believe that we have appropriately accounted for our service arrangements with respect to domestic sales, as discussed above. We do acknowledge that we should accrue for warranty obligations in connection with our international sales, which include warranties that cover only parts.

     4. Please tell us and disclose in future filings how you evaluate acceptance and installation provisions for purposes of determining when to recognize revenue. Also address the significant terms of your acceptance and installation provisions.

          Response: Please be advised supplementally that we intend to comply with these comments to our discussion on Critical Accounting Policies under the Revenue Recognition section in our Form 10-K for the year ending May 31, 2005 and have expanded the discussion in our Form 10-Q for the nine months ended February 28, 2005 to provide more detail and clarify how we evaluate acceptance and delivery of our EECP systems plus the completion of in-service and training in determining when to recognize revenue as detailed below.

               Assuming all other criteria for revenue recognition have been met, we recognize revenue:

          -- for EECP systems when delivery and acceptance occurs based on delivery and acceptance documentation received from independent shipping companies or customers,

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 5

          -- for in-service and training following documented completion of the training, and
          -- for service arrangements ratably over the service period, which is generally one year.

     In-service and training generally occurs within three weeks of shipment and our return policy states that no returns will be accepted after in-service and training has been completed.

     5. Supplementally and in future filings discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset. In your response, please address in detail how you considered paragraphs 21-25 of SFAS 109 in determining that a valuation allowance of only $1,908,000 was needed.

          Response: Please be advised supplementally that we intend to comply with these comments to our discussion on Critical Accounting Policies under the Income Taxes section in our Form 10-K for the year ending May 31, 2005 and have expanded the discussion in our Form 10-Q for the nine months ended February 28, 2005 as detailed below to fully clarify how we evaluate the deferred tax asset and how management determined that it was "more likely than not" that the deferred tax asset would be fully utilized.

               As of February 28, 2005, we had recorded deferred tax assets of $14,582,000 net of a $3,444,520 valuation allowance related to the anticipated recovery of tax loss carryforwards. The amount of the deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are lower than projected. Ultimate realization of the deferred tax assets is dependent upon material improvements over present levels of consolidated pre-tax losses in order for us to generate sufficient taxable income prior to the expiration of the tax loss carryforwards. We believe that the Company is positioned for long-term growth despite the financial results achieved during fiscal years 2005, 2004 and 2003, and that based upon the weight of available evidence, that it is "more likely than not" that net deferred tax assets will be realized. The "more likely than not" standard is subjective, and

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 6

               is based upon management's estimate of a greater than 50% probability that its long range business plan can be realized.

               Ultimate realization of any or all of the deferred tax assets is not assured, due to significant uncertainties and material assumptions associated with estimates of future taxable income during the carryforward period. Our estimates are largely dependent upon achieving considerable growth in revenue and profits resulting from the successful commercialization of EECP therapy into the market for the congestive heart failure indication, which we believe will enable us to reverse the current trend of increasing losses and generate pre-tax income in excess of $42 million over the next seven years in order to fully utilize all of the deferred tax assets, although such NOL's expire over various dates through 2022. Such future estimates of future taxable income are based on our beliefs, as well as assumptions made by and information currently available to us.

               Certain  critical  assumptions   associated  with  our  estimates
               include the following:

               -- that the results from the PEECH clinical trial, as disclosed in the "Research and Development" section, as well as other clinical evidence are sufficiently positive for the PEECH clinical trial to be published in a "peer reviewed" journal and enable the EECP therapy to obtain approval for a national Medicare reimbursement coverage policy plus other third-party payer reimbursement policies specific to the congestive heart failure indication;
               -- that the reimbursement coverage will be both broad enough in terms of coverage language and at an amount adequate to enable successful commercialization of EECP therapy into the congestive heart failure indication and enable us to achieve material growth in revenue and profits;
               -- that the EECP therapy will be accepted by the medical community as an adjunctive therapy for the treatment of patients suffering from congestive heart failure; and
               -- that we will be able to secure additional financing to provide sufficient funds to market EECP therapy in the congestive heart failure indication.

               Additional uncertainties that could cause actual results to differ materially are the following:

               --   the  effect  of the  dramatic  changes  taking  place in the healthcare environment;
               --   the impact of competitive  procedures and products and their pricing;
               --   other medical insurance reimbursement policies;
               --   there  can be no  assurance  that we  will be able to  raise additional capital necessary to implement our business plan;

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 7


               --   unexpected manufacturing problems;
               --   unforeseen   difficulties  and  delays  in  the  conduct  of
                    clinical trials, peer review publications and other product development programs;
               --   the actions of regulatory authorities and third-party payers in the United States and overseas;
               --   uncertainties  about the  acceptance of a novel  therapeutic modality by the medical community;
               --   our recent  financial  history  of  declining  revenues  and losses; and
               --   the  risk  factors  reported  from  time  to time in our SEC reports.

               Factors considered by us in making our assumptions and included in our long- term business plan are the following:

               -- we currently have FDA clearance to market EECP therapy in congestive heart failure;
               -- independent market research indicates that the patient population potentially eligible for EECP therapy in the congestive heart failure market is larger than the current refractory angina patient population and when the two patient populations are combined the total market opportunity for EECP therapy will be more than double;
               -- many individual and small physician practices have told us that they do not have a sufficient number of patients to economically justify adoption of the procedure with the current reimbursement coverage for refractory angina. The increased market size resulting from the addition of congestive heart failure patients should improve the economic model for the physician practice;
               --   we have positive  clinical  evidence from the PEECH clinical trial that was recently concluded as disclosed in the "Research and Development" section, plus other smaller clinical trials and the data from the International EECP Patient Registry that demonstrates the clinical effectiveness of EECP therapy in the treatment of congestive heart failure to medical providers, payers and regulators;
               -- we completed the PEECH clinical trial this fiscal year as planned and disclosed the summary results of the trial in March 2005;
               -- we intend to have the results of the PEECH trial published in a "peer reviewed" journal, which is an important step necessary to support an application to Centers for Medicare and Medicaid services to expand reimbursement coverage of EECP therapy to include congestive heart failure patients;
               -- we sustained a period of profitability in fiscal years 2000, 2001 and 2002 with profits before income taxes of $1,290,916, $5,237,242 and $4,240,106, respectively; and
               -- we continue to believe that we will be able to raise sufficient funds to enable us to execute our business plan.

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 8


               While we believe that we will be able to execute our business plan over the longer term and we will be able to utilize our tax loss carryforwards, the exact timing of our return to profitability is uncertain, subject to significant management judgments and estimates and dependent on a variety of external factors including: market conditions at that time, the acceptance of EECP therapy by medical professionals and payers and the timing of a Medicare reimbursement decision. It is possible that significant tax loss carryforwards that expire in fiscal years 2005, 2006 and 2007 may not be utilized. As a result of these uncertainties, beginning in fiscal 2004, we began to provide a valuation reserve for all additional tax loss carryforwards that were generated by current operating losses. We review this policy on a quarterly basis and believe that the above valuation reserve is appropriate under the current circumstances.

               The amount of the deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced or if the accounting standards are changed to reflect a more stringent standard for evaluation of deferred tax assets.

               The recorded deferred tax asset includes an increase to the valuation allowance during the three months ended February 28, 2005 of $682,351.

               The recorded deferred tax asset includes an increase to the valuation allowance during the nine months ended February 28, 2005 of $1,536,520.

     In connection with responding to your comments, we are providing, in writing, as requested, that the Company acknowledges that:

               -- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
               -- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
               -- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kate Tillan
U.S. Securities and Exchange Commission
April 26, 2005
Page 9




     Please call me or our Chief Financial Officer, Thomas W. Fry at (516) 997-4600 if you have any questions you wish to discuss concerning this letter.

Sincerely yours,


/s/ Thomas Glover
Thomas Glover
President and Chief Executive Officer



cc:     David H. Lieberman, Esq.